Exhibit 99.1

Silence Therapeutics plc Notice of Annual General Meeting

Notice of Annual General Meeting

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to what action to take, you should consult your stockbroker, solicitor, accountant or other appropriate independent professional adviser authorised under the Financial Services and Markets Act 2000. If you have sold or otherwise transferred all of your ordinary shares in Silence Therapeutics plc (the “Company”), please forward this document to the person through whom the sale or transfer was affected, for transmission to the purchaser or transferee.

AGM Arrangements

For shareholders unable to attend in person, we are pleased to be able to provide a facility for shareholders to attend the AGM remotely and follow the business of the AGM by webcast, together with facilities for shareholders to vote and to submit questions by email in advance or live during the webcast.

The Company will arrange for the minimum quorum of two shareholders present in person or by proxy necessary to conduct the business of the meeting.

Shareholders are strongly encouraged to submit their votes, in respect of all matters of business, via proxy as early as possible. Shareholders should appoint the Chairman of the meeting as their proxy.

In the event that there are any changes to the arrangements for holding the AGM, we will announce any changes to the meeting (such as timing or venue) as soon as practicably possible through the Company’s website and via SEC filing.

How to Join the AGM Webcast

In order to join the AGM electronically and ask questions via the platform, Shareholders will need to connect to the following site https://web.lumiagm.com. Lumi is available as a mobile web client, compatible with the latest browser versions of Chrome, Firefox, Edge and Safari and can be accessed using any web browser, on a PC or smartphone device

Once you have accessed https://web.lumiagm.com from your web browser on a tablet or Computer, you will be asked to enter the Lumi Meeting ID which is 124-663-386. You will then be prompted to enter your unique 11 digit Investor Code (IVC) including any leading zeros and ‘PIN’. Your PIN is the last 4 digits of your IVC. This will authenticate you as a shareholder.

Your IVC can be found on your share certificate, or Signal Shares users (www.signalshares.com) will find this under ‘Manage your account’ when logged in to the Signal Shares portal. You can also obtain this by contacting Link, our Registrar, by calling +44 (0) 371 277 1020*

Access to the AGM will be available from 30 minutes before meeting start time, although the voting functionality will not be enabled until the Chairman of the meeting declares the poll open. During the AGM, you must ensure you are connected to the internet at all times in order to vote when the Chairman commences polling on the Resolutions.  Therefore, it is your responsibility to ensure connectivity for the duration of the AGM via your wi-fi. A user guide to the Lumi platform is available on the IR section of our website at www.silence-therapeutics.com/investors.

If you wish to appoint a proxy other than the Chair of the meeting and for them to attend the virtual meeting on your behalf, please submit your proxy appointment in the usual way before contacting Link Group on +44 (0) 371 277 1020* in order to obtain their IVC and PIN. It is suggested that you do this as soon as possible and at least 48 hours (excluding non-business days) before the meeting.

If your shares are held within a nominee and you wish to attend the electronic meeting, you will need to contact your nominee as soon as possible. Your nominee will need to present a corporate letter of representation to Link Group, our registrar, as soon as possible and at least 72 hours (excluding non-business days) before the meeting, in order that they can obtain for you your unique IVC and PIN to enable you to attend the electronic meeting.

*Lines are open from 9.00 a.m. to 5.30 p.m. Monday to Friday, calls are charged at the standard geographic rate and will vary by provider. Calls outside the UK will be charged at the applicable international rate.

It is important to note that shareholders joining the AGM webcast will be in attendance at the AGM and will be able to vote at the AGM via the webcast.  However, shareholders are encouraged to submit their votes ahead of the AGM by appointing the Chairman of the meeting as their proxy.

Questions

The AGM is an important opportunity for all shareholders to express their views by asking questions. Your participation in the AGM continues to be very important to us. Shareholders wishing to raise any questions relating to the business of the AGM may do so by submitting them to the Chairman via IR@silence-therapeutics.com.  The Company will endeavour to publish and maintain an appropriate summary of responses on the ‘AGM Information’ page of its website in advance of the AGM.

Shareholders may also submit questions during the AGM via the webcast. We will endeavour to answer all appropriate questions during the webcast of the AGM, to the extent possible in the time allocated for the AGM and will publish a summary of responses on

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Silence Therapeutics plc Notice of Annual General Meeting

the “AGM Information” page of our website following the AGM. Please note that shareholders may not use any electronic address provided in this document or in any related documents to communicate with the Company for any purpose other than those expressly stated.

Notice is hereby given that the Annual General Meeting of Silence Therapeutics plc will be held at The Westin Jersey City Newport (479 Washington Blvd., Jersey City, NJ 07310) at 9:00 a.m. EDT on 14 June 2022 to consider and, if thought fit, to pass the following resolutions. It is intended to propose resolution 11 as a special resolution. All other resolutions will be proposed as ordinary resolutions.

Ordinary resolutions

1.	To receive and adopt the accounts for the financial year ended 31 December 2021, together with the reports of the Directors and auditors thereon (the “2021 UK Annual Report”).
2.

To re-appoint Craig Tooman as a Director who, having been appointed since the last Annual General Meeting, is retiring in accordance with Article 111 of the Company’s Articles of Association and, being eligible, is offering himself for re-appointment.

3.	To re-appoint Alistair Gray as a Director who is retiring in accordance with Article 107 of the Company’s Articles of Association and, being eligible, is offering himself for re-appointment.
4.	To re-appoint Dave Lemus as a Director who is retiring in accordance with Article 107 of the Company’s Articles of Association and, being eligible, is offering himself for re-appointment.
5.	To re-appoint Iain Ross as a Director who is retiring in accordance with Article 107 of the Company’s Articles of Association and, being eligible, is offering himself for re-appointment.
6.	To re-appoint James Ede-Golightly as a Director who is retiring in accordance with Article 107 of the Company’s Articles of Association and, being eligible, is offering himself for re-appointment.
7.

To approve the directors’ remuneration report for the year ended 31 December 2021 (excluding the directors’ remuneration policy set out on pages 29 to 34 of the directors’ remuneration report) as set out in the UK Annual Report.

8.

To re-appoint PricewaterhouseCoopers LLP as auditors of the Company from the conclusion of the meeting until the conclusion of the next Annual General Meeting of the Company at which accounts are laid and to authorise the Directors to determine their remuneration.

9.

That, in accordance with Article 159.13(b) of the Company’s articles of association (the “Articles”), Article 159 of the Articles shall apply with effect from the conclusion of this annual general meeting to the conclusion of the next annual general meeting of the Company.

10.	That the Directors be and they are hereby generally and unconditionally authorised, pursuant to Section 551 of the Companies Act 2006 (the “Companies Act”), to exercise all the powers of the Company:
10.1

to allot shares and grant rights to subscribe for, or convert any security into, such shares (all of which transactions are hereafter referred to as an allotment of “relevant securities”) up to an aggregate nominal amount of £1,481,530 (being 33% of the Company’s issued share capital); and

10.2

to allot further equity securities (within the meaning of Section 560(1) of the Companies Act) up to an aggregate nominal amount of £1,481,530 (being 33% of the Company’s issued share capital) in connection with a rights issue in favour of shareholders where the equity securities respectively attributable to the interest of the shareholders are as proportionate (as nearly as practicable) to the respective numbers of ordinary shares held by them, which satisfies the conditions and may be subject to all or any of the exclusions specified in paragraph 11.1(a) of resolution 11.

The authority conferred by this resolution shall expire (unless previously revoked or varied by the Company in general meeting) at the conclusion of the next Annual General Meeting of the Company or the date 15 months from the date of passing of this resolution, whichever is the earlier, save that the Company may before such expiry, revocation or variation make an offer or agreement which would or might require relevant securities to be allotted after such expiry, revocation or variation and the Directors may allot relevant securities pursuant to such offer or agreement as if the authority hereby conferred had not expired or been revoked or varied. This authority is in substitution for any and all authorities previously conferred on the Directors for the purposes of Section 551 of the Companies Act, but without prejudice to any allotment of relevant securities made or agreed to be made pursuant to such authorities.

Special resolution

11.	That, subject to and conditional upon the passing of resolution 10:
11.1

the Directors be given power in accordance with Section 570 of the Companies Act, to allot equity securities (as defined in Section 560 of the Companies Act) for cash pursuant to the authority conferred on them by that resolution under Section 551 of the Companies Act as if Section 561 of the Companies Act did not apply to the allotment but this power shall be limited:

(a)

to the allotment of equity securities in connection with an offer or issue of equity securities (but in the case of the authority granted under paragraph 10.2 of resolution 10 by way of a rights issue only) to or in favour of:

(i)	holders of ordinary shares in proportion (as nearly as may be practicable) to their existing holdings; and

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Silence Therapeutics plc Notice of Annual General Meeting

(ii)	holders of other equity securities if this is required by the rights of those securities or, if the Directors consider it necessary, as permitted by the rights of those securities,

and so that the Directors may make such exclusions or other arrangements as they consider expedient or necessary in relation to fractional entitlements, record dates, shares represented by depositary receipts, legal or practical problems under the laws in any territory or the requirements of any relevant regulatory body or stock exchange or any other matter; and

(b)

to the allotment of equity securities for cash pursuant to the authority granted under paragraph 10.1 of resolution 10 (otherwise than under paragraph (a) above) up to a maximum aggregate nominal amount of £897,897, which represents 20% of presently issued shares; and

11.2

the power conferred by this resolution shall expire (unless previously revoked or varied by the Company in general meeting) at the conclusion of the next Annual General Meeting of the Company or the date 15 months from the date of passing of this resolution, whichever is the earlier, save that the Company may before such expiry, revocation or variation make an offer or agreement which would or might require equity securities to be allotted after such expiry, revocation or variation and the Directors may allot equity securities pursuant to such offer or agreement as if the power hereby conferred had not expired or been revoked or varied. This power is in substitution for any and all powers previously conferred on the Directors under Section 570 of the Companies Act, but without prejudice to any allotment of equity securities made or agreed to be made pursuant to such powers.

Your Board believes that the resolutions to be proposed at the Annual General Meeting are in the best interests of the Company and its shareholders as a whole. Accordingly, the Directors unanimously recommend that the shareholders vote in favour of the resolutions, as they intend to do in respect of their own beneficial holdings of shares in the Company.

BY ORDER OF THE BOARD

Barbara Ruskin

Company Secretary
Registered office
27 Eastcastle Street
London W1W 8DH
Registered number: 02992058
16 May 2022

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Silence Therapeutics plc Notice of Annual General Meeting

Notice of Annual General Meeting

Continued

Explanatory notes to the Notice of Annual General Meeting

Proxies

1.

As explained on page 1 of this Notice of Annual General Meeting, shareholders may attend the Annual General Meeting in person. Shareholders are entitled and strongly encouraged to appoint a proxy to exercise all or any of their rights to vote on their behalf at the meeting. A shareholder can appoint the Chairman of the meeting or anyone else to be his/ her proxy at the meeting.

We are pleased to be able to provide a facility for shareholders to access the AGM remotely and follow the business of the AGM by webcast, together with facilities for shareholders to vote and to submit questions by email in advance or live during the webcast.

It is important to note that shareholders joining the AGM webcast will be in attendance at the AGM and will be able to vote at the AGM via the webcast.  However, shareholders are encouraged to submit their votes ahead of the AGM by appointing the Chairman of the meeting as their proxy.

2.

A member of the Company entitled to attend and vote at the meeting may appoint one or more proxies to exercise all or any of the member’s rights to attend, speak and vote at the meeting. A proxy need not be a member of the Company but must attend the meeting for the member’s vote to be counted. As set out in Note 1 above, members should appoint the Chairman of the meeting as their proxy. If a member appoints more than one proxy to attend the meeting, each proxy must be appointed to exercise the rights attached to a different share or shares held by the member. If a member wishes to appoint more than one proxy, they may do so at www.signalshares.com.

3.

To be effective, the proxy vote must be submitted at www.signalshares.com so as to have been received by the Company’s registrars not less than 48 hours before the time appointed for the meeting or any adjournment of it (not taking into account any part of a day that is not a working day). By registering on the Signal shares portal at www.signalshares.com, you can manage your shareholding, including:

– casting your vote;

– changing your dividend payment instruction; and

– updating your address and selecting your communication preference.

Any power of attorney or other authority under which the proxy is submitted (or a duly certified copy of that power of attorney or other authority) must be returned to the Company’s registrars, Link Group, PXS1, Central Square, 29 Wellington Street, Leeds LS1 4DL not less than 48 hours before the time appointed for the meeting or any adjournment of it (not taking into account any part of a day that is not a working day). If a paper form of proxy is requested from the registrars, it should be completed and returned to Link Group, PXS1, Central Square, 29 Wellington Street, Leeds LS1 4DL to be received not less than 48 hours before the time of the meeting or any adjournment of it (not taking into account any part of a day that is not a working day).

4.

Members who intend to appoint more than one proxy can obtain additional forms of proxy from Link Group. The forms of proxy should be returned in the same envelope, and each should indicate that it is one of more than one appointment being made.

5.

Where more than one joint member purports to appoint a proxy in respect of the same shares, only the appointment by the most senior member will be accepted as determined by the order in which the names appear in the Company’s register of members.

6.

A vote withheld is not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the resolution. The number of votes withheld will however be calculated and recorded but disregarded in calculating the number of votes for or against each resolution.

7.

If you need help with voting online, or require a paper proxy form, please contact our registrars, Link Group, by email at enquiries@linkgroup.co.uk, or you may call Link Group on 0371 664 0391. Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. Link Group is open between 09:00 and 17:30 (BST), Monday to Friday excluding public holidays in England and Wales.

8.

Submission of a proxy vote shall not preclude a member from attending and voting in person at the meeting in respect of which the proxy is appointed or at any adjournment thereof. See Note 1 above regarding attendance at the meeting.

9.

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the meeting and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

10.	In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be

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Exhibit 99.1

Silence Therapeutics plc Notice of Annual General Meeting

properly authenticated in accordance with Euroclear UK & International Limited’s specifications and must contain the information required for such instruction, as described in the CREST Manual (available via www.euroclear.com/CREST). The message, regardless of whether it constitutes the appointment of a proxy, or is an amendment to the instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by the Company’s registrars (ID: RA10) by the latest time(s) for receipt of proxy appointments specified in Note 3 above. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Application Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

11.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear UK & International Limited does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings (www.euroclear.com/CREST).

12.	The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001 (as amended).

Entitlement to attend and vote

13.

Pursuant to Regulation 41(1) of the Uncertificated Securities Regulations 2001 (as amended), the Company has specified that only those members registered on the register of members of the Company at close of business on 10 June 2022 (the “Specified Time”) (or, if the meeting is adjourned to a time more than 48 hours after the Specified Time, by close of business on the day which is two days prior to the time of the adjourned meeting) shall be entitled to attend and vote at the meeting in respect of the number of shares registered in their name at that time. If the meeting is adjourned to a time not more than 48 hours after the Specified Time, that time will also apply for the purpose of determining the entitlement of members to attend and vote (and for the purposes of determining the number of votes they may cast) at the adjourned meeting. Changes to the register of members after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the meeting.

How to join the AGM webcast

14.

In order to join the AGM electronically and ask questions via the platform, Shareholders will need to connect to the following site https://web.lumiagm.com. Lumi is available as a mobile web client, compatible with the latest browser versions of Chrome, Firefox, Edge and Safari and can be accessed using any web browser, on a PC or smartphone device.

Once you have accessed https://web.lumiagm.com from your web browser on a tablet or Computer, you will be asked to enter the Lumi Meeting ID which is 124-663-386. You will then be prompted to enter your unique 11 digit Investor Code (IVC) including any leading zeros and ‘PIN’. Your PIN is the last 4 digits of your IVC. This will authenticate you as a shareholder.

Your IVC can be found on your share certificate, or Signal Shares users (www.signalshares.com) will find this under ‘Manage your account’ when logged in to the Signal Shares portal. You can also obtain this by contacting Link, our Registrar, by calling +44 (0) 371 277 1020*

Access to the AGM will be available from 30 minutes before meeting start time, although the voting functionality will not be enabled until the Chairman of the meeting declares the poll open. During the AGM, you must ensure you are connected to the internet at all times in order to vote when the Chairman commences polling on the Resolutions.  Therefore, it is your responsibility to ensure connectivity for the duration of the AGM via your wi-fi. A user guide to the Lumi platform is available on the IR section of our website at www.silence-therapeutics.com/investors.

If you wish to appoint a proxy other than the Chair of the meeting and for them to attend the virtual meeting on your behalf, please submit your proxy appointment in the usual way before contacting Link Group on +44 (0) 371 277 1020* in order to obtain their IVC and PIN. It is suggested that you do this as soon as possible and at least 48 hours (excluding non-business days) before the meeting.

If your shares are held within a nominee and you wish to attend the electronic meeting, you will need to contact your nominee as soon as possible. Your nominee will need to present a corporate letter of representation to Link Group, our registrar, as soon as possible and at least 72 hours (excluding non-business days) before the meeting, in order that they can obtain for you your unique IVC and PIN to enable you to attend the electronic meeting.

*Lines are open from 9.00 a.m. to 5.30 p.m. Monday to Friday, calls are charged at the standard geographic rate and will vary by provider. Calls outside the UK will be charged at the applicable international rate.

It is important to note that shareholders joining the AGM webcast will be in attendance at the AGM and will be able to vote at the AGM via the webcast.  However, shareholders are encouraged to submit their votes ahead of the AGM by appointing the Chairman of the meeting as their proxy.

Questions

Exhibit 99.1

Silence Therapeutics plc Notice of Annual General Meeting

15.

The AGM is an important opportunity for all shareholders to express their views by asking questions. Your participation in the AGM continues to be very important to us. Shareholders wishing to raise any questions relating to the business of the AGM may do so by submitting them to the Chairman via IR@silence-therapeutics.com.  The Company will endeavour to publish and maintain an appropriate summary of responses on the ‘AGM Information’ page of its website in advance of the AGM.

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Silence Therapeutics plc Notice of Annual General Meeting

Shareholders may also submit questions during the AGM via the webcast. We will endeavour to answer all appropriate questions during the webcast of the AGM, to the extent possible in the time allocated for the AGM, and will publish a summary of responses on the “AGM Information” page of our website following the AGM. Please note that shareholders may not use any electronic address provided in this document or in any related documents to communicate with the Company for any purpose other than those expressly stated.

Corporate Representatives

16.

Any corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that they do not do so in relation to the same shares.

Total Voting Rights

17.

As at 12 May 2022 (being the latest practicable business day prior to the publication of this Notice), the Company’s ordinary issued and conditionally issued share capital consists of 89,791,213 ordinary shares), carrying one vote each. On this basis, the total voting rights in the Company as at 12 May 2022 are 89,791,213.

Communication

18.

You may not use any electronic address (within the meaning of Section 333(4) of the Companies Act) provided in this Notice of Annual General Meeting (or in any related documents) to communicate with the Company for any purposes other than those expressly stated.

Website publication

19.

Under section 527 of the Companies Act, members meeting the threshold requirement set out in that section have the right to require the Company to publish on a website a statement setting out any matter relating to:

(a)the audit of the Company’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the AGM; or

(b)any circumstance connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with section 437 of the Companies Act.

The Company may not require the members requesting any such website publication to pay its expenses in complying with sections 527 or 528 of the Companies Act. Where the Company is required to place a statement on a website under section 527 of the Companies Act, it must forward the statement to the Company’s auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that the Company has been required, under section 527 of the Companies Act, to publish on a website.

Explanatory notes to the resolutions

20.	For the benefit of shareholders, we provide the following notes in respect of the resolutions to be placed before them at the Annual General Meeting.

Resolution 1

For each financial period, the Directors are required to lay the audited accounts, the Directors’ reports and the auditors’ report before the Company in general meeting.

Resolution 2
Craig Tooman

Craig Tooman has served as our President and Chief Executive Officer and as a member of our board of directors since February 2022 and previously served as our Chief Financial Officer from January 2021 until February 2022. Mr. Tooman has experience in the biopharmaceutical industry spanning more than 30 years, including 15 years of experience as a public company CEO and CFO. Prior to joining us, from September 2019 to January 2021, he served as CFO and COO at Vyome Therapeutics, Inc. and prior to his tenure at Vyome, from November 2013 to July 2019, Mr. Tooman served as CFO, and then subsequently as CEO and Board Director of Aratana Therapeutics, Inc., where he successfully negotiated a merger with Elanco. Before Aratana, from 2005 to 2010, Mr. Tooman served as the CFO of Enzon Pharmaceuticals, Inc. until its acquisition by Sigma Tau, and prior to that led the $1.1 billion M&A initiative and integration of ILEX Oncology, Inc. and Genzyme Corporation. Mr. Tooman has also held key positions at Pharmacia and Upjohn. Mr. Tooman currently serves on the Supervisory Board, and the Audit and Remuneration Committees of CureVac. He also serves on the Board of Directors of Ondine Biomedical Inc. Mr. Tooman received a BA degree in Economics from Kalamazoo College. He earned his MBA in finance from the University of Chicago.

Resolution 3
Alistair Gray

Alistair Gray has served as a member of our board of directors since November 2015 and was appointed as Senior Independent Director in December 2019. Mr. Gray currently serves as non-executive director/chair of the Edrington Group’s Employee Benefit Trust and chair of the Scottish Enterprise’s Pension Trustee Board and Life Assurance Scheme Trustee Board and as a non-executive director of Scottish Golf Ltd. Mr. Gray is also a founder and director of Renaissance & Company, a strategic management consultancy firm. Mr. Gray previously held senior management positions with Unilever and John Wood Group PLC, and he also chaired the Audit and Remuneration committees of AorTech International PLC and Highland Distillers PLC. Mr. Gray entered strategic management consulting at Arthur Young (now EY) Management Consultants and PA Consulting Group, where he served as a director for over ten years. Mr. Gray also served as a Fellow of the Institute of Directors and Institute of Consultants. He graduated from the University of Edinburgh in Mathematics and Economics, following this with a management accounting qualification. He is a member of the faculty of Strathclyde Business School and a Visiting Professor at the University’s Design Manufacturing and Engineering Management department. He is also a Visiting Professor at Loughborough University London and the University of Stirling.

Resolution 4
Dave Lemus

Dave Lemus has served as a member of our board of directors since June 2018. Mr. Lemus is currently the

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Silence Therapeutics plc Notice of Annual General Meeting

Chief Executive Officer of Ironshore Pharmaceuticals Inc. From January 2016 to May 2017, Mr. Lemus served as Chief Operating Officer and Chief Financial Officer of Medigene AG. From 2011 to 2015, he served as Chief Executive Officer of Sigma Tau Pharmaceuticals, Inc. Mr. Lemus was Chief Financial Officer and Executive Vice President of MorphoSys AG from 1998 to 2011, during which time he helped take the company public on the Frankfurt Stock Exchange in Germany’s first biotechnology initial public offering. In addition to his position on our board of directors, Mr. Lemus also currently serves as non-executive director of Sorrento Therapeutics Inc. and BioHealthInnovation, Inc. Mr. Lemus received an M.S. from the Massachusetts Institute of Technology and received a B.S. in accounting from the University of Maryland College Park. Mr. Lemus is also a Certified Public Accountant in the United States.

Resolution 5

Iain Ross

Iain Ross has served as our Non-Executive Chairman since September 2020 after serving as Executive Chairman from December 2019 to September 2020. He previously served as our Non-Executive Chairman from April 2019 to December 2019 and as our Chairman from 2004 to 2010. Mr. Ross has experience in the international life sciences and technology sectors and has held significant roles in multi-national companies including Sandoz, Hoffman La Roche, Reed Business Publishing and Celltech Group plc. He has completed multiple financing transactions and has over 30 years’ experience in cross-border management as a chairman and CEO. He has led and participated in eight Initial Public Offerings (IPOs) and has direct experience of M&A transactions in Europe, the United States and the Pacific Rim. Currently he is non-executive chairman of ReNeuron Group plc (LSE), BiVictriX Therapeutics plc (LSE) and Kazia Therapeutics Limited (ASX & Nasdaq). In addition, he advises a number of private companies in the biotechnology sector. He is a qualified Chartered Director and Fellow of Royal Holloway, London University.

Resolution 6

James Ede-Golightly

James Ede-Golightly has served as a member of our board of directors since April 2019. Mr. Ede-Golightly is currently chairman of Oxehealth Ltd, East Balkan Properties Plc and Oxford Advanced Surfaces Ltd. Among other directorships, Mr. Ede-Golightly is non-executive director of Sarossa plc and Serendipity Capital Ltd and has extensive experience as a non-executive director of AIM-quoted companies with international business interests. Mr. Ede-Golightly was a founder of ORA Capital Partners in 2006, having previously worked as an analyst at Merrill Lynch Investment Managers and Commerzbank. Mr. Ede-Golightly is a CFA Charterholder and holds an M.A. degree in economics from Cambridge University. In 2012, he was awarded New Chartered Director of the Year by the Institute of Directors.

Resolution 7

Under provisions of the Companies Act and regulations thereunder that now apply to the Company, the Company must prepare an annual report on Directors’ remuneration and put that report to an advisory vote by way of an ordinary resolution. In the event that Resolution 7 is not passed, the Directors’ remuneration policy would normally need to be reconsidered by shareholders at the next annual general meeting.

Resolution 8
At each general meeting at which accounts are laid before shareholders, the Company is required to appoint auditors to serve until the next such meeting. Accordingly, Resolution 8 seeks the reappointment of PricewaterhouseCoopers LLP as the Company’s auditors to serve until the next Annual General Meeting of the Company and, in accordance with normal practice, authority for the Directors to determine their remuneration.

Resolution 9

Following the AIM delisting, the City Code could cease to apply to the Company in the future if any changes to the Board composition result in the majority of Directors not being resident in the United Kingdom, Channel Islands and Isle of Man. The shareholders approved an amendment to the Articles at the Extraordinary General Meeting held on 1 November 2021 which inserted a new article 159 which would apply in the event that the City Code were no longer to apply to the Company. Article 159 includes certain takeover protections so that the Company is able to defend itself and its shareholders from hostile takeovers. An ordinary resolution will be put to shareholders at each annual general meeting, as to whether article 159 should continue to apply for the period until the next following annual general meeting.

Resolutions 10 and 11

The Directors may only allot shares or grant rights to subscribe for, or convert any security into, shares (other than pursuant to an employee share scheme) if authorised to do so by the shareholders.  The Directors also require additional authority from shareholders to allot shares or grant rights over shares where they propose to do so for cash and otherwise than to existing shareholders pro rata to their existing holdings. The authorities granted at the last Annual General Meeting on 15 June 2021 are due to expire and therefore require renewal. These resolutions, if passed, will continue to give the Directors flexibility to act in the best interest of the shareholders, when the opportunity arises, by issuing new shares. Resolution 10 will therefore be proposed as an ordinary resolution to grant a new authority to allot unissued share capital up to an aggregate nominal value of £1,481,530, representing 33% of the issued ordinary share capital, and a further authority to allot an additional 33% of the Company’s issued share capital provided that such allotment is reserved for rights issues in accordance with the Investment Association (previously the Association of British Insurers (ABI)) Guidelines.

Resolution 11 will be proposed as a special resolution to allot shares or grant rights over shares for cash and otherwise than to existing shareholders pro rata to their holdings. The authority will be limited to shares of a maximum aggregate nominal value of £897,897, being 20% of the issued ordinary share capital. This authority, if given, will expire (unless previously revoked or varied by the Company in general meeting) at the earlier of the conclusion of the next Annual General Meeting in 2023 or on the date which is 15 months after the relevant

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Silence Therapeutics plc Notice of Annual General Meeting

resolution is passed. The Directors consider it important that they have this authority to provide some flexibility in relation to the issue of shares on a non-pre-emptive basis, including when negotiating third party collaborations and partnerships.

There are no present plans to undertake a rights issue or to allot shares other than in connection with the Company’s share option schemes.

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